UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 19, 2025, Dominari Securities LLC (the “Representative”), as the representative of the underwriters of the initial public offering of Everbright Digital Holding Limited (the “Company”) partially exercised its over-allotment option (the “Over-Allotment Option”) to purchase an additional 160,000 ordinary shares of the Company (the “Additional Shares”) at the public offering price of US$4.00 per share for gross proceeds of $640,000. The closing for the sale of the Additional Shares took place on May 22, 2025.

A copy of the press release announcing the Representative’s exercise of the Over-Allotment Option is attached as Exhibit 99.1 and incorporated herein by reference.

The press release shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Everbright Digital Holding Limited

Date: May 22, 2025	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 22, 2025, announcing the exercise of the over-allotment option

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